July 27, 2020

Mr. Joshua Scher

T. Rowe Price Associates, Inc.

joshua_scher@troweprice.com

RE:	Termination of Investment Sub-Advisory Agreement

Mr. Scher:

As we have discussed, this letter provides written notification that the Investment Sub-Advisory Agreement dated January 1, 2002, as amended, among Thrivent Financial for Lutherans, Thrivent Series Fund, Inc. and T. Rowe Price Associates, Inc. (the “Agreement”) will be terminated at the close of business on August 31, 2020, subject to shareholder approval. By signing below, you agree to such termination and waive any advance notice rights under the Agreement.

Please let me know if you have any questions or concerns.

Sincerely,

/s/ Troy Beaver
Troy Beaver
Vice President
Thrivent Series Fund, Inc.

AGREED AND ACKNOWLEDGED

T. Rowe Price Associates, Inc.

/s/ Amy Norton
Name: Amy Norton
Title: Sr. Legal Counsel